SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PROCERA NETWORKS, INC.

(Name of Subject Company (Issuer))

KDR ACQUISITION, INC.

KDR HOLDING, INC.

(Name of Filing Persons (Offerors))

FRANCISCO PARTNERS IV, L.P.

FRANCISCO PARTNERS IV-A, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74269U203

(CUSIP Number of Class of Securities)

Andrew Kowal

KDR Acquisition, Inc.

KDR Holding, Inc.

c/o Francisco Partners

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

(415) 418-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael J. Kennedy

Jeffrey C. Wolf

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$240,880,690	$27,990

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Procera Networks, Inc. (“Procera”), at a purchase price of $11.50 per Share, net to the seller in cash, without interest thereon and subject to deduction for any withholding taxes. The underlying value of the transaction was calculated based on the sum of: (i) 20,788,385 issued and outstanding Shares (including 85,000 unvested restricted stock awards), multiplied by $11.50 per Share; (ii) 241,679 Shares underlying outstanding options with an exercise price that is less than $11.50 per Share which are vested or scheduled to vest prior to the outside date of the offer, multiplied by $5.33 per Share (which is equal to the difference between $11.50 and $6.17, the weighted average exercise price of such options that have an exercise price that is less than $11.50 per Share); and (iii) 45,749 Shares subject to outstanding restricted stock units which are scheduled to vest prior to the outside date of the offer, multiplied by $11.50 per Share. The calculation of the filing fee is based on information provided by Procera as of April 19, 2015.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,990	Filing party: KDR Acquisition, Inc. KDR Holding, Inc. Francisco Partners IV, L.P. Francisco Partners IV-A, L.P.
Form or Registration No.: Schedule TO-T	Date filed: May 6, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments or supplements thereto, the “Schedule TO”) previously filed by KDR Acquisition, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of KDR Holding, Inc. (“Parent”), a Delaware corporation, with the Securities and Exchange Commission on May 6, 2015. The Schedule TO relates to the cash tender offer by Purchaser to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Procera Networks, Inc. (“Procera”), a Delaware corporation, at $11.50 per Share, net to the seller in cash, without interest thereon and subject to deduction for any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase for Cash, dated May 6, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”) that accompanied such Offer to Purchase, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The subsection entitled “Certain Litigation” under Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by replacing the fifth paragraph thereof with the following two paragraphs:

“The Plaintiffs and the Defendants (collectively, the “Parties”) have entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Chancery Court, to settle the Consolidated Action. Pursuant to the MOU, the Defendants agreed that Procera would make certain supplemental disclosures to the Schedule 14D-9, which were included in the Amendment No. 2 to the Schedule 14D-9 that was filed with the SEC on May 22, 2015 (the “14D-9 Amendment No. 2”). The MOU provides, among other things, that (i) the Parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Chancery Court for review and approval, (ii) the Stipulation will provide for dismissal of the Consolidated Action with prejudice, (iii) the Stipulation will include a general release of the Defendants of claims relating to the allegations in the Consolidated Action, and (iv) the proposed settlement is conditioned on completion of confirmatory discovery and final approval by the Chancery Court. There can be no assurance that the Chancery Court will approve any settlement contemplated by the MOU.

The Defendants believe that the allegations in the Consolidated Action are without merit and specifically believe that no further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation or law. The Defendants have entered into the MOU and provided supplemental disclosures in the 14D-9 Amendment No. 2 to eliminate the burden and expense of further litigation and to avoid the risk that litigation may delay or otherwise adversely affect the consummation of the Offer and the Merger. If the settlement does not receive final approval from the Chancery Court, the Defendants intend to defend against these allegations vigorously.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KDR ACQUISITION, INC.

By:	/s/ Andrew Kowal
Name: Andrew Kowal Title: President

KDR HOLDING, INC.

By:	/s/ Andrew Kowal
Name: Andrew Kowal Title: President

FRANCISCO PARTNERS IV, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P.
Its:	General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED
Its:	General Partner

By:	/s/ Andrew Kowal
Name: Andrew Kowal Title: Managing Director

FRANCISCO PARTNERS IV-A, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P.
Its:	General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED
Its:	General Partner

By:	/s/ Andrew Kowal
Name: Andrew Kowal Title: Managing Director

Date: May 26, 2015